UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

Cognyte Software Ltd.
(Name of Issuer)

Ordinary Shares, no par value	M25133105
(Title of class of securities)	(CUSIP number)

Value Base Ltd.
c/o Tsahy Alon, General Counsel
23 Yehuda Halevi St.
Tel-Aviv 6513601, Israel
Telephone: +972-3-622-3381
with a copy to:

Herzog Fox & Neeman
6 Yitzhak Sadeh St.
Tel Aviv 6777506, Israel
Attn: Ron Ben-Menachem, Adv.
 Telephone: 972-3-692-2020

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. M25133105	Page 2 of 9
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Value Base Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,706,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,706,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,706,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.33%[1]
14	TYPE OF REPORTING PERSON:	CO

(1) Based on 71,894,135 Ordinary Shares outstanding as of July 23, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission (“SEC”) on July 30, 2024).

CUSIP No. M25133105	Page 3 of 9
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Value Base Hedge Fund Ltd., acting as the general partner to Harmony Base, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,706,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,706,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,706,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.33%[1]
14	TYPE OF REPORTING PERSON:	CO

(1) Based on 71,894,135 Ordinary Shares outstanding as of July 23, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on July 30, 2024).

CUSIP No. M25133105	Page 4 of 9
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Value Base Fund General Partner Ltd., acting as the general partner to Value Base Fund, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC/PF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,706,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,706,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,706,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.33%[1]
14	TYPE OF REPORTING PERSON:	CO

(1) Based on 71,894,135 Ordinary Shares outstanding as of July 23, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on July 30, 2024).

CUSIP No. M25133105	Page 5 of 9
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Ido Nouberger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,706,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,706,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,706,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.33%[1]
14	TYPE OF REPORTING PERSON:	IN

(1) Based on 71,894,135 Ordinary Shares outstanding as of July 23, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on July 30, 2024).

CUSIP No. M25133105	Page 6 of 9
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Victor Shamrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,706,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,706,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,706,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.33%[1]
14	TYPE OF REPORTING PERSON:	IN

(1) Based on 71,894,135 Ordinary Shares outstanding as of July 23, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on July 30, 2024).

CUSIP No. M25133105	Page 7 of 9
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):	Tal Yaacobi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	6,706,674
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	6,706,674
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	6,706,674
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.33%[1]
14	TYPE OF REPORTING PERSON:	IN

(1) Based on 71,894,135 Ordinary Shares outstanding as of July 23, 2024 (as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on July 30, 2024).

Explanatory Note

This Amendment No. 3 (the “Amendment”) amends the statement on Schedule 13D originally filed by the Reporting Persons on June 26, 2024, as amended by Amendments No. 1 and No. 2 thereto filed on July 25, 2024 and August 7, 2024, respectively (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged. This Schedule 13D relates to the ordinary shares, no par value (the “Ordinary Shares”), of Cognyte Software Ltd., a company incorporated in Israel (“Cognyte”, the “Company” or the “Issuer”), having its principal executive offices at 33 Maskit Street, Herzliya Pituach 4673333, Israel.

Item 4.          Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following:

On August 20, 2024, the Reporting Persons issued a public response to the Company’s letter dated August 12, 2024 urging the Company’s shareholders to vote FOR the Reporting Persons’ director candidate, Mr. Tal, Yaacobi, AGAINST the reelection of the Company’s current chairman of the board, Mr. Earl Shanks, and AGAINST the Company’s proposed CEO compensation plan (the “Letter”).

A copy of the Letter is filed herewith as Exhibit 5 and incorporated herein by reference. The description of the Letter contained in this Amendment No. 3 is qualified in its entirety by reference to Exhibit 5 hereto.

Item 7.          Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated as follows:

The following Exhibits are filed herewith:

1	Joint Filing Agreement by and among the Reporting Persons, dated as of June 26, 2024 (incorporated herein by reference to Exhibit 1 to Schedule 13D filed by the Reporting Persons on June 26, 2024)

2
Unanimous written resolutions of the directors of Value Base Fund Management Ltd., dated as of September 27, 2023 (incorporated herein by reference to Exhibit 2 to Schedule 13D filed by the Reporting Persons on June 26, 2024)

3
Attorney’s Certification certifying the signature authority of person(s) signing on behalf of Value Base Hedge Fund Ltd., dated as of December 21, 2023 (incorporated herein by reference to Exhibit 3 to Schedule 13D filed by the Reporting Persons on June 26, 2024)

4	Letter to the Board of Directors of Cognyte Software Ltd., dated as of August 6, 2024 (incorporated herein by reference to Exhibit 4 to Schedule 13D filed by the Reporting Persons August 7, 2024)

5	Letter to the Shareholders of Cognyte Software Ltd., dated as of August 20, 2024

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 20, 2024

Value Base Ltd.

/s/ Ido Nouberger	/s/ Victor Shamrich
Name: Ido Nouberger	Victor Shamrich
Title: CEO	Chairman

Value Base Fund General Partner Ltd.
By: Value Base Fund Management Ltd.

/s/ Ido Nouberger*	/s/ Victor Shamrich*
Name: Ido Nouberger	Victor Shamrich
Title: Director	Director

Value Base Hedge Fund Ltd.

/s/ Ido Nouberger**	/s/ Victor Shamrich**
Name: Ido Nouberger	Victor Shamrich
Title: Director	Director

/s/ Ido Nouberger
Ido Nouberger

/s/ Victor Shamrich
Victor Shamrich

/s/ Tal Yaacobi
Tal Yaacobi

* Evidence of signature authority on behalf of Value Base Fund Management Ltd. is attached as Exhibit 2 to the Schedule 13D.

** Evidence of signature authority on behalf of Value Base Hedge Fund Ltd. is attached as Exhibit 3 to the Schedule 13D.